                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                               (Amendment No. 3)*

                                MACROMEDIA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    556100105
                      (CUSIP Number of Class of Securities)

                               ELIZABETH A. NELSON
         EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY
                                MACROMEDIA, INC.
                               600 TOWNSEND STREET
                         SAN FRANCISCO, CALIFORNIA 94103
                                 (415) 252-2000
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                              HORACE L. NASH, ESQ.
                            ROBERT A. FREEDMAN, ESQ.
                           ANDREW J. SCHULTHEIS, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                               PALO ALTO, CA 94306
                                 (650) 494-0600

                            CALCULATION OF FILING FEE

      Transaction Valuation*                         Amount of Filing Fee**
      ----------------------                         ----------------------
           $133,820,046                                       $26,765

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,342,311 shares of common stock of Macromedia, Inc. having an aggregate value of $133,820,046 as of May 3, 2001 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 equals one-fiftieth of one percent of the value of the transaction.

** Previously paid.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
                       -------------------
Form or Registration No.:  Not applicable.
                         -----------------
Filing Party:              Not applicable.
             -----------------------------
Date Filed:                Not applicable.
           -------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Macromedia, Inc. (the "Company") with the Securities and Exchange Commission on May 4, 2001, and amended thereafter (the "Schedule TO"), to report the results of the offer by the Company to exchange options that were granted and are outstanding under the Macromedia, Inc. 1992 Equity Incentive Plan, the Macromedia, Inc. 1999 Stock Option Plan and the Andromedia, Inc. 1999 Stock Plan, along with some non-plan option grants originally granted by Macromedia, for new options to purchase shares of common stock to be granted by the Company upon the terms and subject to the conditions described in the Offer to Exchange that was filed as an exhibit to the Schedule TO. This Amendment No. 3 is the final amendment to the Schedule TO.

The Company hereby amends and supplements the Schedule TO to add the following information to Item 4 of the Schedule TO.

Item 4. Terms of the Transaction

The offer made by the Company pursuant to the Schedule TO expired at 5:00 p.m. Pacific Time on Monday, June 4, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 7,414,617 shares of the Company's common stock, representing 60% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will issue new options to purchase an aggregate of up to 7,414,617 shares of the Company's common stock to an aggregate of up to 912 option holders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

Dated: June 7, 2001
                                         MACROMEDIA, INC.


                                         /s/ Loren E. Hillberg
                                         --------------------------------------
                                         Loren E. Hillberg
                                         Senior Vice President, General Counsel